Exhibit 99.1

2Q2023 Highlights

Group	●	The acquisition of Jafra continues to demonstrate its great value for the Group, providing greater resilience, diversification, and complementarity in its products aimed at the markets of Mexico and the United States.
	●	During the quarter, solid progress was achieved, stabilizing the main variables, aligning expenses at the level of sales, and controlling costs to maximize margins and profitability.
	●	We continue to improve our balance sheet, which is increasingly solid. High cash flow generation has enabled us to reduce total debt during the quarter and improve the leverage ratio.
Betterware	●	Net revenue for 2Q2023 grew 4.0% relative to 1Q2023, giving us two consecutive quarters of growth. Recent trends confirm business stabilization and return to growth.
	●	In line with our expectations, the Distributor EOP base of 2Q2023 grew 5.0% compared to 1Q2023, which gives us strength to drive the growth of our Associates’ base in the future.
	●	Significant improvement of EBITDA and EBITDA margin compared to 1Q2023, due to a better expense structure aligned to current level of sales, as well as lower input costs, an improvement in supply chain conditions, higher average product prices in our catalogs, and a positive impact of the appreciation of the Mexican Peso. These results have allowed us to significantly increase our cash flow generation.
Jafra Mexico	●	JAFRA Mexico had an outstanding performance in 2Q2023, closing the period above expectations, and registering a 14.5% increase in net revenue and 25.0% increase in EBITDA when compared to 2Q2022. This was driven by a growing base of consultants, along with higher activity and productivity rates, as well as higher margins.
	●	The new Consultants´ App, launched in May 2023, is already enhancing their capabilities to manage their businesses more efficiently.
	●	New products have been favorably received growing their share of net revenue to 12% by the end of 1H2023, up from 8% in 2022. Innovation and brand renovation will strengthen our base of Leaders and Consultants, which should increase revenue and profitability.
	●	The cash conversion cycle improved our cash flow generation, decreasing from 41-days to only 26-days, while comparing 1Q2023 to 2Q2023. The change is mainly due to an improvement in our payment terms with suppliers, as well as a decrease in days inventory.
Jafra USA	●	Management is focused on completing a full transformation of the business to improve client and consultant opportunities and bring stability to the organization. Net revenues are in line with our estimates for 2Q2023 and 1H2023; we expect to stabilize them on the 2H2023.
	●	In May, Jafra USA initiated the development of an enhanced e-commerce and virtual office platform, leveraging the capabilities of the global commerce platform Shopify, with an expected launch by the end of August 2023.
	●	We have improved the level of operating expenses and achieved better-than-expected EBITDA. We are on the right track to take advantage of the business opportunity in this market.

Message from Betterware´s Chairman

We ended 2Q2023 with excellent results for the Group, experiencing growth in net sales in Mexico and achieving expense savings and operating efficiencies which led to an increase in profit margin. During this period, we made great accomplishments that set the foundation for us to remain strong into the second half of the year.

At Betterware we had a positive 2Q2023. We were able to grow the number of Distributors at the end of the period by 5% when compared to 1Q2023, and to stabilize the Associate base. We also achieved sales growth of +4.0% vs. 1Q2023. In June, we achieved an average gross weekly sale of Ps. 223M, which represents a growth of 6.6% vs. 1Q2023, and even though sales are slightly below expectations, we have achieved the level of margins we had at the beginning of 2022 throughout 1H2023, which led to EBITDA slightly above our expectations for the period.

Jafra’s business evolution continues to be positive. The transformation of the Innovation and Research and Development areas has had a significant impact on the results, where new products have been increasingly participating in total net sales. Regarding Jafra Mexico´s sales force, the EOP base in 2Q2023 grew 14.8% vs. EOP base of 2Q2022. Consequently, net revenues increased 14.5% vs 2Q2022, while EBITDA increased 25.0%, supported also by a strict control in operating expenses. The previous, derived in incremental margins and contributed significantly to the generation of cash flow.

On July 10th, 2023, we prepaid the syndicated loan utilized for Jafra´s acquisition. The original amount of this credit facility was Ps. 4,499M; we prepaid Ps. 1,250M during 1H2023, ending the period with a balance of Ps. 3,249M. This amount was settled with funds coming from different sources, such as long and short-term credit lines, bonds issued on July 5th, and cash. The refinancing of this loan allows us to reduce the cost of debt and defer principal payment obligations that we had in the years 2024 to 2026. The net deferment for these years is as follows: Ps. 262M in 2024, Ps. 900M in 2025, and Ps. 1,067M in 2026. More than 70% of the Company’s total debt allows early payments at no additional cost. Our goal is to continue gradually reducing leverage.

Regarding our structure, we appointed Santiago Campos as Chief Transformational Officer, whose mission is to ensure that the company offers beloved and relevant brands to the consumer and to become, in the next five years, one of the leading global direct selling companies in terms of net revenue and EBITDA. Thinking that we must anticipate market trends and opportunities in the medium and long term, we decided to create this position that, together with his team, will be setting the guidelines and igniting the necessary actions that will transform our business to boost future revenue streams and/or productivity by thinking and planning 5 years ahead of time.

The approach is to follow two transformation paths:

Exploitation

■	Maximize our key capabilities and reinforce those that are important for the future

■	Ensure successful geographic expansion and replicate the successful operating model

■	Add new categories that allow us to increase share of wallet and market share

■	Promote the necessary technologies (like A.I. initiatives) across the company to ensure a full data driven digital transformation.

Exploration

■	Evaluate M&A transactions that can be relevant and strategic to the Company such as product industry diversification to stabilize even more the stream of future cash flows

■	Set and boost Engine 2 initiatives: find new sources of income based on our scale, capabilities, and operating business model

We are certain that with this new position, the Group will be able to take advantage of relevant business opportunities in the future.

We will continue working to achieve greater efficiencies, focused on further differentiating the Company from our competitors through innovation, technological support for the sales force, and data analysis that informs successful strategic decisions. With solid foundations, we will continue growing revenues and profitability, and will generate greater value for our shareholders. Our first half performance and expectations for the remainder of the year have us well positioned to achieve our 2023 guidance, and we are certain that we are on a great momentum to continue experiencing the positive trend that we have been demonstrating in our results, which encourages us to continue working to achieve the annual objective and maintain the trend of sustained growth in the long term.

Luis G. Campos

Executive Chairman of the Board

2Q2023 Consolidated Selected Financial Information

	2Q2023		2Q2022		%	1H2023	1H2022	%
Net Revenue	$3,220,097		$3,243,604		(0.7)%	$6,484,308	$5,103,800	27.0%
Gross Margin	73.3%		69.6%		368-bps	73.0%	67.9%	517-bps
EBITDA	$717,433		$615,266		16.6%	$1,371,992	$1,181,836	16.1%
EBITDA Margin	22.3%		19.0%		331-bps	21.2%	23.2%	(200-bps )
Free Cash Flow	$755,735		$(16,947)		NA	$1,305,047	$(158,040)	NA
Net Income	$258,370		$289,422		(10.7)%	$446,367	$570,656	(21.8)%
EPS	$6.94		$7.77		(10.7)%	$11.98	$15.31	(21.7)%
Net Debt / TTM EBITDA	2.0	x	2.8	x
Interest Coverage Ratio (TTM)	2.7	x	10.0	x

Group’s Consolidated Financial Results

●	Net Revenue

Consolidated net revenue for 2Q2023 was Ps. 3,220.1M, practically in line with 2Q2022 net revenue of Ps. 3,243.6M. Performance is mainly attributed to the growth in net revenue in Jafra Mexico, partially offset by a decline in Betterware´s net revenue due to a lower associate and distributor base. Jafra Mexico and Jafra USA results for the quarter accounted for 48% and 7% of consolidated net revenue, respectively.

During the quarter, we continue to see positive performance in Jafra Mexico, and a continued stabilization in Betterware´s network of distributors and associates, which has led to two consecutive quarters of net revenue growth.

Year-to-date, consolidated net revenue increased 27.0% to Ps. 6,484.3M from Ps. 5,103.8M in 1H2022. This increase is explained entirely by the Jafra acquisition, completed in April 2022. Comparable net revenue, which only includes Betterware, decreased by 18.2% due to lower average active associates and distributors and lower activity rates. It is relevant to mention that Betterware´s network of associates and distributors has stabilized, resulting in net revenue for the first half of the year 84.5% higher than the pre-pandemic comparable period (1H2019).

●	Gross Margin

Consolidated gross margin for 2Q2023 expanded 368-bps to 73.3%, compared to 69.6% in 2Q2022. Margin expansion is explained by higher gross margins in all of the group´s subsidiaries due to the appreciation of the Mexican Peso, and to improvements in supply chain conditions and input costs normalization globally.

Year-to-date, the consolidated gross margin expanded 517-bps to 73.0% compared to 67.9% In 1H2022 mainly due to the inclusion of Jafra´s results, which has a higher gross margin profile, during the entire period in 1H2023, compared to most of the second quarter in 1H2022.

●	EBITDA and EBITDA Margin

Consolidated EBITDA for 2Q2023 increased 16.6% to Ps. 717.4M from Ps. 615.3M in 2Q2022, largely attributed to significant profitability improvement in Betterware and Jafra Mexico, coupled with positive EBITDA contribution from Jafra USA. Consolidated EBITDA margin for the quarter expanded 331bps mainly explained by margin improvement in Betterware.

For the first half of the year, consolidated EBITDA increased 16.1% to Ps. 1,372.0M from Ps. 1,181.8M, due to the inclusion of Jafra´s results during the entire period in 1H2023, compared to only part of the second quarter in 1H2022, coupled with higher operating leverage in Betterware.

●	Net Income and EPS

Consolidated net income for 2Q2023 decreased 10.7% to Ps. 258.4M from Ps. 289.4M in 2Q2022, reflecting a 57.2% increase in interest expense due to the syndicated loan utilized for Jafra´s acquisition, higher interest rates in Mexico, coupled with a negative effect related to the realized and unrealized loss in FX (forwards closed vs. real exchange rate). Earnings Per Share (EPS) for the quarter were Ps. 6.94, compared to Ps. 7.77 in 2Q2022.

Year-to-date, consolidated net income declined 21.8% to Ps. 446.4M from Ps. 570.7M in 1H2022, mainly explained by higher interest expense related to the Jafra acquisition (1Q and 2Q2023 vs. just 2Q2022 with the acquisition´s debt) and the negative impact due to a loss in FX explained above. EPS for 1H2023 was Ps. 11.98, compared to Ps. 15.31 in 1H2022.

●	Cash Flow

Consolidated cash flow from operations for 2Q2023 improved significantly compared to 2Q2022, going to Ps. 764.8M, from Ps. 38.9M in 2Q2022, due to improved inventory management, along with cost and expense savings related to corporate restructuring expenses to align with the new level of sales at Betterware and the inclusion of Jafra operations in our results.

Consolidated CAPEX for 2Q2023 decreased 83.8% compared to 2Q2022, going to Ps. 9.1M from Ps. 55.9M in 2Q2022, driven by lower investment requirements after the completion of the Betterware distribution center during 2021 and low investment requirements in Jafra due to the current installed capacity.

As a result, consolidated free cash flow, measured as cash flow from operations less CAPEX, for 2Q2023 improved to Ps. 755.7M from Ps. (16.9M) in 2Q2022, primarily driven by improved cash flow generation at Betterware, recovering the key feature of our business model of high cash flow generation.

For the first 6 months of the year, consolidated cash flow from operations increased significantly to Ps. 1,318.8M from Ps. (52.9M) in 1H2022, primarily due to improved cash flow generation in Betterware and Jafra Mexico. On a comparable basis, which only considers Betterware´s operations, cash flow from operations increased to Ps. 751.6M for the period.

Consolidated CAPEX decreased 87.0% to Ps. 13.7M in 1H2023, from Ps. 105.1M in 1H2022, primarily from the focus on integrating Jafra operations into our business, and rationalizing capital investments in Betterware. On a comparable basis, Betterware’s CAPEX decreased 86.9% YoY to Ps. 12.3M. And for the semester, free cash flow increased to Ps. 1,305.0M from Ps. (158.0) in 1H2022, driven by improved free cash flow generation in Betterware and Jafra Mexico, partially offset by USA operations.

●	Balance Sheet

At the end of 2Q2023, the Company’s balance sheet reflects greater strength than first quarter. We maintain financial discipline and have focused on improving Jafra’s cash conversion cycle, which has allowed us to reduce our leverage ratio.

YoY, inventories decreased 20.0% to Ps 2,021.7M in 2Q2023 from Ps. 2,527.6M in 2Q2022, mainly reflecting improved inventory management in all of the Group´s subsidiaries, coupled with a reduction in the excess inventories we held in Betterware. As mentioned in our previous results report, we had excess inventories of Ps. 300M in Betterware due to lower-than-expected sales, and we have plans to gradually reduce inventory to align with sales growth through 2023 and 2024, without compromising sales of best-performing products and categories. Excess inventory was reduced by approximately Ps. 130M during 1H2023, slightly above our plans.

During 1H2023 we prepaid Ps. 1,250M to the syndicated loan used for the acquisition of Jafra (Ps. 1,000M in 1Q2023 and Ps. 250M in 2Q2023) and reduced the outstanding balance to Ps. 3,249M.

On July 5th, 2023, we successfully concluded the offering of a two-tranche bond issuance for a total of Ps. 814M with maturities across 4 and 7 years, offered in the Mexican Market. The 4-year tranche amounted to Ps. 314M with a variable coupon of 28-day TIIE (28-day Interbank Interest Rate) + 0.90% payable monthly, while the 7-year tranche amounted to Ps. 500M with a fixed coupon of 11.23% payable semi-annually.

On July 10th, we prepaid the syndicated loan with resources coming from long and short-term loans, long-term fixed-rate bonds, long-term variable-rate bonds, and cash.

The estimated weighted average interest rate for our debt´s whole term went from 10.73% to 9.55% once refinanced the syndicated loan. Long-term bank debt with a fixed rate represents now 28.4% of our total leverage, while 71.6% of our debt is at a variable rate, with the possibility of prepaying it at no cost.

We released principal payment obligations for a total amount of Ps. 2,229M until the end of 2026. We defer net principal payments of Ps. 262M in 2024, Ps. 900M in 2025, and Ps. 1,067M in 2026.

Net debt at the end of the semester closed at Ps. 5,071.6M, which represents a 17.7% decrease compared to 2Q2022. Our leverage ratio decreased year-over-year, to 2.0x in 2Q2023 from 2.8x net debt to the last twelve trailing months´ EBITDA in 2Q2022 and from 2.2x in 1Q2023.

2Q2023 and 1H2023 Financial Results by Business

Betterware

●	Key Operating and Financial Metrics

		2Q2023	2Q2022	%	1H2023	1H2022	%
Associates	Avg. Base	753,743	907,989	(17.0)%	753,160	952,890	(21.0)%
	EOP Base	756,637	873,423	(13.4)%	756,637	873,423	(13.4)%
	Weekly Churn Rate	3.6%	3.3%	27-bps	3.6%	3.6%	4-bps
	Weekly Activity Rate	27.0%	28.2%	(118-bps )	27.4%	30.3%	(283-bps )
	Avg. Weekly Order	$1,068	$938	13.9%	$1,035	$926	11.7%

Distributors	Avg. Base	40,825	44,404	(8.1)%	39,927	46,268	(13.7)%
	EOP Base	41,981	43,434	(3.3)%	41,981	43,434	(3.3)%
	Weekly Churn Rate	2.1%	2.1%	1-bps	2.0%	2.1%	(2-bps )
	Weekly Activity Rate	77.5%	78.3%	(84-bps )	78.4%	80.2%	(178-bps )
	Avg. Weekly Order	$6,867	$6,887	(0.3)%	$6,811	$7,169	(5.0)%

	2Q2023	2Q2022	%	1H2023	1H2022	%
Net Revenues	$1,444,406	$1,603,436	(9.9)%	$2,833,389	$3,463,632	(18.2)%
Gross Margin	61.8%	58.3%	356-bps	61.5%	61.8%	(31-bps )
EBITDA	$443,508	$403,195	10.0%	$855,864	$969,765	(11.7)%
EBITDA Margin	30.7%	25.1%	556-bps	30.2%	28.0%	221-bps

Betterware´s network of distributors and associates continued to show positive stabilization trends during 2Q2023, in line with beginning of the year expectations and with 1Q2023. On a QoQ basis, our associate´s EOP base was practically in line with the previous quarter, (1.0%) relative to 1Q2023, showing improving churn rates and weekly activity rates. Average associates during 2Q2023 were 0.2% higher than in 1Q2023, demonstrating positive results of our commercial strategies.

In terms of distributors, our EOP base grew 5.0% relative to 1Q2023. As we have mentioned before, growth in our distributors´ base gives us strength to boost growth in our associates´ base going forward.

Year-to-date trends reinforce our view that our commercial efforts are having a positive impact on our top line, as we achieved two consecutive quarters with QoQ net revenue growth and our 1H2023 net revenues account for almost double the level we had on 1H2019, the pre-pandemic comparable period.

In terms of our profitability, the company showed positive results both on a QoQ basis and a YoY basis, due to continued improvement in terms of international freight and input costs, coupled with an improved expense structure, which is now in line with our current level of operations, and allowed us to show significant expansion in terms of EBITDA and EBITDA margin. Coupled with profitability improvements, year-to-date results show great improvement in our cash flow generation, a key characteristic of our asset-light business model.

May and June´23 continued with a better trend in sales force growth indicators. At the distributors level, during these two months we achieved a net profit of 224 distributors per week on average, driven by better incorporation and churn rates than the last year. In the case of associates, we also achieved better rates, although the effect was neutral (neither grew nor decreased). We expect to improve churn rate in the coming months, maintaining the levels of incorporation of associates above 3%.

●	Net Revenue

For 2Q2023, Betterware´s net revenue declined 9.9% to Ps. 1,444.4M from Ps. 1,603.4M in 2Q2022, mainly reflecting a lower average associate and distributor base during the period, down 17.0% and 8.1%, respectively, coupled with a decline in associate´s activity levels, from 28.2% to 27.0%. This was partially offset by a 13.9% increase in average associate orders. Compared to 2Q2019, the pre-pandemic comparable period, Betterware´s net revenue grew 83.2%.

Compared to 1Q2023, net revenue increased 4.0%, achieving QoQ growth for two consecutive quarters, with the size of our network stabilizing while improving weekly activity and Associate´s incorporation rates.

Year-to-date, Betterware´s net revenue declined 18.2% to Ps. 2,833.4M from Ps. 3,463.6M in 1H2022. The decline is explained by the same factors as net revenue for the quarter.

Even though we are slightly below the expected sales level, weekly sales during June’23 reflect a growth of 6.6% vs. average weekly sales of 1Q2023, with a stable average purchase-per-Associate.

●	Gross Margin

Betterware´s gross margin for 2Q2023 expanded 356-bps to 61.8%, compared to 58.3% in 2Q2022, related to the continued improvement in supply chain conditions and higher average product prices in our catalogs, coupled with a positive impact of the appreciation of the Mexican Peso.

Year-to-date, Betterware´s gross margin contracted 31-bps to 61.5% from 61.8% in 1H2022, explained by the high comparison base due to an abnormally high gross margin during the first quarter of 2022.

●	EBITDA and EBITDA Margin

Betterware´s EBITDA for 2Q2023 increased 10.0% to Ps. 443.5M from Ps. 403.2M in 2Q2022, aided by a leaner operating structure, aligned with the current level of net revenue, and partially offset by the decline in net revenue, due to a lower associate´s and distributor´s base. Compared to 2Q2019, the pre-pandemic comparable period, Betterware´s EBITDA grew 120.7%.

Due to efficient expense control and gross margin expansion, EBITDA Margin expanded 556-bps to 30.7% during the quarter, compared to 25.1% in 2Q2022, which demonstrates that our operating expenses are now aligned with our current operations, resulting in improved profitability levels.

On a QoQ basis, EBITDA increased 7.6% and EBITDA margin expanded 102-bps compared to 1Q2023, which demonstrates continued positive results of our expense reduction strategies, leading to higher operating leverage.

Year-to-date, Betterware´s EBITDA declined 11.7% to Ps. 855.9M from Ps. 969.8M in 1H2022, explained by the decline in net revenue, partially offset by higher operating leverage which led to an EBITDA margin expansion of 221-bps relative to 1H2022.

●	Update on Business strategies 2023

As mentioned in our previous earnings releases, we have been actively implementing elevated strategies to lay the foundation for growth and profitability for the years to come. During the quarter, we have made great advancements in these strategies, as well as executed other initiatives, namely:

●	Product offer: starting in April, we resumed offering our core product line, recovering the main concepts we previously removed from our catalog to adapt our portfolio during the pandemic. We increased the number of SKUs and pages in the catalog, reaching in June to 375 and 110, respectively.

●	Product Innovation: during this period, we launched four different new categories: Baby & Kids, Bedding, Hydration, and Pets. Although too early to assess their performance, all of them had a good volume of sales that represented 12% of total net revenues for 2Q23. During the 3Q2023, we will introduce Cleaning Consumables to the catalog.

●	New Catalog: as previously mentioned, during 1Q2023, we improved the design of our digital and physical catalogs, which resulted in increased excitement, engagement, and better sales conversion rates. During May, we launched the “pocket catalog” to help Distributors recruit associates easier and faster. This new version of the catalog was greatly received by the market, allowing us to reach more associates and as well consumers, increasing our monthly printed catalogs from 3 to 4 million units, without increasing our total spending.

●	Technology: after completing the migration of our associates and distributors to Betterware+ App in February, we have been working on adding more capabilities to increase our sales network efficiency and productivity. We incorporated new functionalities to ease the onboarding of new associates and distributors, and to improve tracking and visualization of sales network´s performance. Also, we add the possibility to customize the digital catalog with the distributor/associate’s data to be shared with their customers.

●	Operations: our semi-automated pick-and-pack Tower started operations by mid-June 2023. We have observed a good start in productivity ahead of our plans and will report in more detail next quarter when we have enough time measured to confirm results.

Jafra Mexico

●	Key Operating and Financial Metrics

		2Q2023	2Q2022	% vs. 2Q2022	1Q2023	% vs. 1Q2023
	Avg. Base	427,289	375,655	13.7%	448,982	(4.8)%
	EOP Base	424,435	365,918	16.0%	427,280	(0.7)%
Consultants	Monthly Churn Rate	17.6%	18.9%	(126-bps )	20.4%	(276-bps )
	Monthly Activity Rate	51.2%	54.9%	(374-bps )	51.7%	(52-bps )
	Avg. Monthly Order	$2,091	$2,017	3.7%	$2,063	1.4%

	Avg. Base	18,978	20,382	(6.9)%	19,030	(0.3)%
	EOP Base	18,875	20,220	(6.7)%	18,952	(0.4)%
Leaders	Monthly Churn Rate	1.6%	1.8%	(20-bps )	0.6%	(80-bps )
	Monthly Activity Rate	93.9%	92.2%	170-bps	94.3%	(40-bps )
	Avg. Monthly Order	$2,463	$2,195	12.2%	$2,259	9.0%

	2Q2023	2Q2022	%	1Q2023	%
Net Revenue	$1,536,775	$1,342,721	14.5%	$1,662,405	(7.6)%
Gross Margin	83.3%	81.9%	138-bps	82.0%	127-bps
EBITDA	$268,724	$215,025	25.0%	$277,547	(3.2)%
EBITDA Margin	17.5%	16.0%	147-bps	16.7%	79-bps

*	2Q2022 Jafra´s financial results include operations since April 7th, 2022. Prior to the acquisition, results are not fully comparable due to differences in accounting methods. Before the acquisition Jafra used German GAAP standards and since April 7th, 2022, we use IFRS Standards.

The successful replication of Betterware´s three business pillars of Product Innovation, Business Intelligence and Technology in Jafra continue to deliver positive results, well ahead of the expectations we had when we completed the acquisition, as we continue to recreate the key features of Betterware´s asset-light business model to improve Jafra´s profitability and cashflow generation.

Jafra Mexico’s management team remains focused on increasing the consultant and leaders base, providing them with improved training and tools to increase their online sales, which have already yielded positive results and should result in increased market share and better market position in all our categories. During the quarter, the average ticket has shown constant increases; this effect occurs from the reactivation of face-to-face dynamics with the field, in combination with more innovative products.

Constant improvements in our expense structure resulted in a 25.0% YoY growth in EBITDA for the quarter and a 147-bps YoY EBITDA margin expansion compared to 2Q2022.

●	Net Revenue

Jafra Mexico’s 2Q2023 results reflect a strong performance as net revenue for the quarter increased 14.5% to Ps. 1,536.8M from Ps. 1,342.7M in 2Q2022, driven by a YoY increase of 13.7% in our average consultant base, coupled with higher average orders and partially offset by lower activity rates. We continue to strengthen our position in Fragrances category, which was showed the best relative performance, compared to the rest of our product line.

On a QoQ basis, net revenue declined 7.6% compared to 1Q2023, in line with a reduction in activity and a lower average base of consultants and leaders.

For the first half of the year, Jafra Mexico contributed with Ps. 3,199.2M to our net revenue, representing 49% of the group´s consolidated net revenue.

●	Gross Margin

Jafra Mexico´s gross margin for the quarter was 83.3%, 138-bps higher compared to 81.9% in 2Q2022, explained by higher share of revenue of higher gross margin products, coupled with a positive impact of the appreciation of the Mexican Peso.

Year-to-date, Jafra Mexico´s gross margin was 82.7%, in line with our beginning of the year estimates.

●	EBITDA and EBITDA Margin

Jafra Mexico´s EBITDA for 2Q2023 increased 25.0% to Ps. 268.7M from Ps. 215.0M in 2Q2022. Results were well ahead of our expectations in terms of profitability, due to efficient expense control related to synergies and optimizations after the acquisition.

Compared to 1Q2023, EBITDA declined 3.2% due to lower net revenue, while EBITDA margin expanded 79-bps, which confirms our strategies are in the right track in terms of reducing our operating expenses.

Year-to-date, Jafra Mexico´s EBITDA was Ps. 546.3M and EBITDA margin was 17.1%, in line with our beginning of the year estimates, which positions us to reach our full year consolidated EBITDA guidance.

●	Update on Business Strategies for 2023

During the first half of the year, extraordinary results were achieved across key financial metrics. Net revenue growth was mainly due to higher activity and productivity, coupled with a growing consultant base. In terms of costs and expenses, we achieved several efficiencies which led to savings and significant improvement in profitability.

For the rest of the year, our strategies will remain focused on driving sales network growth, retention and reactivation, executing our previously disclosed business strategies where we continue to show progress, namely:

●	Product Innovation: we continue focused on reinforcing and updating our product offering to current global and local consumption trends. We persist to inject into Jafra the essence of innovation that has always characterized Betterware. In the 1H2023, we launched 21 new products that helped us gain ground in different categories, reinforcing our offer in Color, Skin Care and Fragrances. New products represented 4% of net revenue at the end of 2021, 6% at the end of 2022, 7% by the end of 1Q2023, and 12% for the first half of the year. We are reaffirming our leadership in Fragrances, where we continue to be #1 in sales value and volume in the Country, and resuming the path in Color to recover market share that was lost before the acquisition. Part of our strategy is focused on the process of renovating the Jafra brand to make it more current, attractive, and appealing, expecting to complete it by the end of July 2023.

●	Business development: our strategies are focused on improving incorporation, retention, and reactivation rates, while working towards improving our incentives programs and promotions during key months, coupled with special focus on the development of future Top Leaders. The guideline of sustained growth in the base of Leaders and Consultants continues, considering an increase in sponsorship, retention, and reactivation, in improvements to the Program and in special promotions carried out in strategic months. In the same way it continues to invest in the development of future Top Leaders and sales force training. Extraordinary sales results were achieved in 2Q2023 because of the sustained activity and productivity of Leaders and Consultants, as well as proper management of promotions aimed at encouraging sales force activity. In the financial aspect, a rigorous control of costs, expenses and collections was maintained in the quarter. The catalog has had a constant improvement considering market trends. Additionally, the incentive program and strategic promotional campaigns have been reinforced to trigger sales.

●	Technology: during May 2023, we launched our App for Consultants, which allows them to manage their own business and become more efficient. Within the App, consultants can check their balance, place orders, pay for them, and track them, see the promotions of the month, and have access to the most frequently asked questions. Regarding Jafranet 2.0, our App for Leaders, we will continue to add features such as lineage control and management, revenue calculations and multilevel visibility. During 3Q2023, we will go live with the first stage of our Chat Bot (will operate through WhatsApp), which will allow us to reduce some expenses and to move towards a much more technical and automated operation.

●	Operations: continue to focus on cost control and expense reductions, taking advantage of the identified synergies. Improved our days payable from 70 in 2Q2022 to 94 in 2Q2023, and our days inventory from 135 in 2Q2022 to 119 in 2Q2023, significantly improving our cash conversion cycle. We will continue to strive to optimize our working capital, as well as improving processes for leaders and consultants to achieve better service levels.

Jafra USA

●	Key Operating Metrics

		2Q2023	2Q2022	% vs. 2Q2022	1Q2023	% vs. 1Q2023
	Avg. Base	28,541	32,026	(10.9)%	29,399	(2.9)%
	EOP Base	29,921	31,321	(4.5)%	28,749	4.1%
Consultants	Monthly Churn Rate	11.5%	11.9%	(42-bps )	15.1%	(356-bps )
	Monthly Activity Rate	44.4%	49.0%	(461-bps )	37.7%	(670-bps )
	Avg. Monthly Order	$253	$255	(0.7)%	$237	6.9%

	Avg. Base	2,041	2,046	(0.2)%	2,079	(1.8)%
	EOP Base	1,760	2,174	(19.0)%	2,099	(16.2)%
Leaders	Monthly Churn Rate	7.6%	2.0%	558-bps	1.8%	578-bps
	Monthly Activity Rate	83.8%	91.5%	(771-bps )	81.1%	268-bps
	Avg. Monthly Order	$220	$241	(8.7)%	$219	0.6%

	2Q2023	2Q2022	%	1Q2023	%
Net Revenue	$238,916	$297,447	(19.7)%	$212,823	12.3%
Gross Margin	77.8%	74.9%	292-bps	76.5%	128-bps
EBITDA	$5,201	$(2,954)	NA	$(35,344)	NA
EBITDA Margin	2.2%	(1.0%)	NA	(16.6)%	NA

*	2Q2022 Jafra´s financial results include operations since April 7th, 2022. Prior to the acquisition, results are not fully comparable due to differences in accounting methods. Before the acquisition Jafra used German GAAP standards and since April 7th, 2022, we use IFRS Standards.

Year-to-date, JAFRA USA continues to show the anticipated trend as we are undergoing a full transformation of the business, adapting our commercial strategies to improve client and consultant opportunities and bring stability to the organization. Having said that, we continue to expect improved performance during 2H2023 and going forward, as our strategies start to mature, we will achieve our business´s full potential.

Within these strategy changes, we protected Leader titles at the beginning of 2023 to give our leaders time to adjust to business changes during the first few months of the year. This resulted in a minimum number of losses from February to May, and a higher-than-normal leader loss in June when the protection expired. We anticipated this high loss and as a result implemented a special incentive in June, July, and August aimed at recovering our Leader base.

●	Net Revenue

Jafra USA’s 2Q2023 results reflect the expected performance as net revenue for the quarter declined 19.7% to Ps. 238.9M from Ps. 297.4M in 2Q2022 (which includes net revenue from April 7th, 2022, onwards), driven by a 9.4% appreciation of the Mexican Peso, a YoY decline of 10.9% in our average consultant base, coupled with lower activity rates and lower average orders. Measured in US Dollars, net revenue declined 11.3% compared to 2Q2022.

Net revenue increased 12.3% QoQ compared to 1Q2023, due to the negative initial effects of our strategy changes during 1Q2023, which upset the rhythm of the Hispanic market within Jafra in that quarter. Net sales were not at an ideal level during 2Q2023, but we began to see some positive results from the adjustments in our business strategy, supported by the introduction of new products.

For the first half of the year, Jafra USA contributed with Ps. 451.7M to our net revenue, representing 7% of the group´s consolidated net revenue.

As mentioned before, we have identified the source of these negative trends and we are focused on turning them around, going through a full revision of our business development and incentives program to improve the opportunity and attractiveness for our sales network and our clients. Positive early signs of the impact of our strategy changes are already materializing and improvements in our financial results are expected to play out during the second half of the year.

●	Gross Margin

Jafra USA´s gross margin for the quarter was 77.8%, 292-bps higher relative to 74.9% in 2Q2022, and 128-bps higher relative to 76.5% in 1Q2023, mainly explained by mix improvements, resulting in higher share of revenue of high gross margin products, coupled with lower costs of inputs, cardboard recovery, lower indirect expenses, among other savings in the manufacture and transportation of products.

Year-to-date, Jafra USA´s gross margin was 77.2%, in line with our beginning of the year projections.

●	EBITDA and EBITDA Margin

The company experienced improvements in terms of profitability, with Jafra USA´s EBITDA for 2Q2023 of Ps. 5.2M, compared to negative Ps. 3.0M in 2Q2022 (which includes EBITDA from April 7th, 2022, onwards), Results were a consequence of efficient expense control related to synergies and optimizations after the acquisition. EBITDA for the quarter also showed a significant improvement relative to 1Q2023.

Year-to-date, Jafra USA´s EBITDA continues to be negative, but corrective actions are showing positive results. Continued improvement have us confident that we can deliver the profitability turnaround as previously expected.

●	Update on Business Strategies for 2023

The Jafra USA management team is focused on realigning the company’s trajectory, with the ultimate goal of achieving enhanced profitability and revenue growth. By fortifying our business pillars: Product Innovation, Business Intelligence, and Technology, we aim to establish a strong foundation for Jafra USA’s resurgence. Although not reflective in revenue figures, JAFRA USA has been making notable strides on crucial initiatives that will instill confidence among our field leadership and allow the company to be relevant and competitive within the US Direct Selling industry.

The key elements of our comprehensive strategy where we have been focused on are, among others:

●	Product Innovation: Jafra USA is committed to partnering with Jafra Mexico to consistently introduce cutting-edge products that cater to an evolving beauty industry. Our efforts are geared towards ensuring that Jafra´s remains at the forefront of the industry, providing our customers with an unparalleled experience. The strategic integration of product innovation with a concerted effort to modernize the Jafra brand, while effectively conveying our esteemed heritage, ensures that Jafra is well positioned for growth within the beauty industry.

●	Product Marketing: In alignment with our product innovation strategy and strategic rebranding efforts, Jafra USA is actively revising its client catalog to enhance its ability to effectively communicate our product offerings, deliver added value, and facilitate upselling opportunities through effective product placement. These revisions are designed to optimize the catalog’s impact.

●	Digital Marketing: We are working on brand awareness by improving and tracking customer conversion through email and text messages, working to enhance both metrics. Also, we are partnering with Micro-Influencers, utilizing social ads to reach a new consumer base, and utilizing Google ads for look-a-like marketing, matching products in our portfolio to end users. On the training side, we are focused on creating training specific to new consultants joining, so they can understand what to do in the first 30 & 60 days, with re-purpose / re-create content to be quick and consumable (think TikTok videos) to consultants on the go. New platform to house the content, to be shareable, simple, and fun.

●	Business development: we are implementing a comprehensive approach that encompasses social and personal community outreach, regional events, and incentives that support growth initiatives. This approach supports multiple objectives, including enhancing brand recognition, consultant base expansion, and increased engagement among leaders. Through these concerted efforts, we anticipate a notable uptick in overall activity levels.

●	Business Intelligence: leveraging advanced analytics and market research will enable us to make informed decisions and capitalize on emerging opportunities. Data-driven insights have revealed an elevated attrition rate among new consultants in Jafra USA, exceeding industry standards by approximately 18%. leading us to launch initiatives involving the implementation of a comprehensive learning management system, designed to deliver customized educational courses, training programs, and materials that cater specifically to the needs of new consultants. Jafra is also focused on identifying key regions. Specifically, we are dedicated to supporting growth and expanding the influence of our leaders in five pivotal regions: California, Texas, Florida, North Carolina, and Illinois.

●	Technology: We are diligently investing in state-of-the-art technological solutions to streamline our internal processes and enhance our digital platforms. In May, Jafra initiated the development of an enhanced e-commerce and virtual office platform, leveraging the capabilities of the global commerce platform, Shopify. The revamped Jafra.com will introduce an array of compelling features for our valued customers and consultants, including subscription services, loyalty programs, product review functionalities, and enhanced merchandising capabilities. These additions will elevate the overall user experience and empower our stakeholders with more effective tools to engage and transact on the platform. In connection with our enhanced e-commerce platform, Jafra is proactively enhancing direct communication channels with our client base through targeted email and text message campaigns, aimed at attracting a broader clientele and subsequently elevate our e-commerce conversion rates, ultimately driving revenue growth.

These strategies, among others, form the cornerstone of our comprehensive plan for Jafra USA’s resurgence. We remain resolute in our commitment to drive positive change and steer the company towards sustained growth and profitability.

Capital Allocation

During the second half of 2023, we will remain focused on the successful integration of the business and the achievement of identified synergies and operating efficiencies, as well as improving our financial position. Therefore, most of our cash flow generation will be destined to prepay debt and reduce our debt burden.

We expect to continue obtaining good results generated by the attributes of our differentiated business model, specifically, high cash flow generation and asset-light structure. Our end-of-period 2Q2023 leverage ratio is at 2.0x Net Debt / TTM EBITDA, down from 2.2x in 1Q2023. By mid-July, once prepaid the syndicated loan, our Net Debt / TTM EBITDA ratio was 1.96x. We are totally aligned with our objective leverage ratio of 2.0x, which we expect to continue reducing towards the end of 2023.

Having said that, we remain committed to returning value to our shareholders through growing quarterly dividends as the Group’s results are as expected. Therefore, our Board of Directors has proposed to pay a Ps. 200M dividend to shareholders for the quarter, which is subject to approval at the Ordinary General Shareholders’ Meeting of August 9th, 2023.

2023 Guidance and Long-Term Growth Prospects

Considering year-to-date results, and still high interest rates, inflation, and some uncertainties ahead, we are cautiously optimistic about our short-term prospects and confirm our previous guidance for our consolidated business:

	2023	2022	Var %
Net Revenue	Ps. 13,200 - Ps. 14,200	Ps.11,499	15% - 23%
EBITDA	Ps. 2,600 – Ps. 2,800	Ps. 2,213	17% - 27%

*	Figures in millions

There are some exogenous risks that may affect the results of our businesses, such as adverse global and National macroeconomic conditions, inflation, exchange rate, freight costs, disruptions in the supply chain, and political matters, among others. Nonetheless, we may also have several opportunities that can have the opposite effect, such as the expansion of our sales force, higher margins, superior activity, greater penetration in the market derived from different approaches such as new product categories, product innovation, differentiated sales channels, and of course, taking advantage of the synergies between Jafra and Betterware.

In the longer term, we are confident in our growth prospects in Mexico, the US, and internationally, as our recent Jafra acquisition provides a compelling and diversified product portfolio as a group, contributing to our financial strength in changing business environments.

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Financial Position

As of June 30, 2023, and 2022

(In Thousands of Mexican Pesos)

	Jun 2023	Jun 2022
Assets
Cash and cash equivalents	728,872	575,727
Trade accounts receivable, net	1,166,267	1,170,038
Accounts receivable from related parties	30	6,414
Inventories	2,021,738	2,527,583
Prepaid expenses	126,859	149,915
Income tax recoverable	213,784	-
Other assets	163,131	502,478
Total current assets	4,420,681	4,932,155
Property, plant and equipment, net	2,902,039	1,848,424
Right of use assets, net	357,831	153,006
Deferred income tax	319,157	302,651
Investment in subsidiaries	1,236	1,235
Intangible assets, net	1,691,781	670,457
Goodwill	1,599,718	3,084,893
Other assets	50,934	121,732
Total non-current assets	6,922,696	6,182,398
Total assets	11,343,377	11,114,553
Liabilities and Stockholders’ Equity
Short term debt and borrowings	754,232	679,933
Accounts payable to suppliers	1,721,562	1,531,240
Accrued expenses	357,051	333,421
Provisions	788,698	780,945
Income tax payable	-	88,148
Value added tax payable	132,688	64,630
Trade accounts payable to related parties	116,932	120,001
Statutory employee profit sharing	77,489	73,442
Lease liability	79,309	114,075
Derivative financial instruments	80,066	42,904
Total current liabilities	4,108,027	3,828,739
Employee benefits	154,817	224,454
Deferred income tax	837,672	68,326
Lease liability	281,447	36,891
Long term debt and borrowings	4,685,437	5,905,688
Total non-current liabilities	5,959,373	6,235,359
Total Liabilities	10,067,400	10,064,098

Stockholders’ Equity	1,277,753	1,049,248
Non-controlling interest	(1,776)	1,207
Total Stockholders’ Equity	1,275,977	1,050,455
Total Liabilities and Stockholders’ Equity	11,343,377	11,114,553

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three-months ended on June 30, 2023, and 2022

(In Thousands of Mexican Pesos)

	Q2 2023	Q2 2022	∆%
Net revenue	3,220,097	3,243,604	(0.7)%
Cost of sales	860,763	986,294	(12.7)%
Gross profit	2,359,334	2,257,310	4.5%

Administrative expenses	742,747	769,034	(3.4)%
Selling expenses	838,525	781,476	7.3%
Distribution expenses	153,189	158,138	(3.1)%
Total expenses	1,734,461	1,708,648	1.5%

Share of results of subsidiaries	-	-	0%

Operating income	624,873	548,662	13.9%

Interest expense	(206,173)	(131,163)	57.2%
Interest income	14,993	10,301	45.6%
Unrealized (loss) gain in valuation of financial derivative instruments	(14,521)	28,315	(151.3)%
Foreign exchange loss, net	(38,535)	(31,888)	20.8%
Financing cost, net	(244,236)	(124,435)	96.3%

Income before income taxes	380,637	424,227	(10.3)%

Income taxes	125,412	135,122	(7.2)%

Net income including minority interest	255,225	289,105	(11.7)%
Non-controlling interest loss	3,145	317	892.1%
Net income	258,370	289,422	(10.7)%

EBITDA breakdown (Ps. 717 million)
Concept	Q2 2023	Q2 2022	∆%
Net income including minority interest	255,225	289,105	(11.7)%
(+) Income taxes	125,412	135,122	(7.2)%
(+) Financing cost, net	244,236	124,435	96.3%
(+) Depreciation and amortization	92,560	66,604	39.0%
EBITDA	717,433	615,266	16.6%
EBITDA margin	22.3%	19.0%	3.3%

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the six-months ended on June 30, 2023, and 2022

(In Thousands of Mexican Pesos)

	Jun 2023	Jun 2022	∆%
Net revenue	6,484,308	5,103,800	27.0%
Cost of sales	1,748,747	1,640,146	6.6%
Gross profit	4,735,561	3,463,654	36.7%

Administrative expenses	1,567,507	1,088,684	44.0%
Selling expenses	1,684,000	1,038,528	62.2%
Distribution expenses	298,366	226,216	31.9%
Total expenses	3,549,873	2,353,428	50.8%

Share of results of subsidiaries	-	(16,611)	(100.0)%

Operating income	1,185,688	1,093,615	8.4%

Interest expense	(417,108)	(160,580)	159.8%
Interest income	27,488	15,713	74.9%
Unrealized loss in valuation of financial derivative instruments	(64,737)	(71,097)	(8.9)%
Foreign exchange loss, net	(49,108)	(25,048)	96.1%
Financing cost, net	(503,465)	(241,012)	108.9%

Income before income taxes	682,223	852,603	(20.0)%

Income taxes	238,769	283,732	(15.8)%

Net income including minority interest	443,454	568,871	(22.0)%
Non-controlling interest loss	2,913	1,785	63.2%
Net income	446,367	570,656	(21.8)%

EBITDA breakdown (Ps. 1,372 million)
Concept	Jun 2023	Jun 2022	∆%
Net income including minority interest	443,454	568,871	(22.0)%
(+) Income taxes	238,769	283,732	(15.8)%
(+) Financing cost, net	503,465	241,012	108.9%
(+) Depreciation and amortization	186,304	88,221	111.2%
EBITDA	1,371,992	1,181,836	16.1%
EBITDA margin	21.2%	23.2%	(2.0)%

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Cash Flows

For the six-months ended on June 30, 2023, and 2022

(In Thousands of Mexican Pesos)

	Jun 2023	Jun 2022
Cash flows from operating activities:
Profit for the period	443,454	568,871
Adjustments for:
Income tax expense recognized in profit of the year	238,769	283,732
Depreciation and amortization of non-current assets	186,304	88,221
Interest income recognized in profit or loss	(27,488)	(15,713)
Interest expense recognized in profit or loss	417,108	160,580
Loss (gain) of property, plant, equipment sale	(2,358)	(368)
Unrealized loss /(gain) in valuation of financial derivative instruments	64,737	71,097
Share-based payment expense	(3,699)	9,011
Currency translation effect	(6,066)	1,291
Movements in not- controlling interest	(46)	5,709
Movements in working capital:
Trade accounts receivable	(195,205)	67,664
Trade accounts receivable from related parties	31	3,857
Inventory, net	100,932	(233,653)
Prepaid expenses and other assets	(53,423)	(149,543)
Accounts payable to suppliers and accrued expenses	405,293	(739,979)
Provisions	(4,573)	(37,107)
Value added tax payable	43,546	85,719
Statutory employee profit sharing	(57,809)	(39,058)
Trade accounts payable to related parties	20,073	120,204
Income taxes paid	(251,738)	(307,100)
Employee benefits	910	3,642
Net cash generated by (used in) operating activities	1,318,752	(52,923)
Cash flows from investing activities:

Investment in subsidiaries	-	(4,629,997)
Payments for property, plant and equipment, net	(26,349)	(110,603)
Proceeds from disposal of property, plant and equipment, net	12,644	5,486
Interest received	27,488	15,713
Net cash generated by (used in) investing activities	13,783	(4,719,401)
Cash flows from financing activities:
Repayment of borrowings	(1,600,000)	(220,010)
Proceeds from borrowings	875,000	5,368,651
Interest paid	(383,769)	(231,539)
Lease payment	(61,025)	(18,985)
Share repurchases	-	(25,264)
Dividends paid	(249,513)	(700,000)
Net cash generated by (used in) in financing activities	(1,419,307)	4,172,853
Net decrease in cash and cash equivalents	(86,772)	(599,471)
Cash and cash equivalents at the beginning of the period	815,644	1,175,198
Cash and cash equivalents at the end of the period	728,872	575,727

Use of Non-IFRS Financial Measures

This announcement includes certain references to EBITDA, EBITDA Margin, Net Debt:

EBITDA: defined as profit for the year adding back the depreciation of property, plant and equipment and right of use assets, amortization of intangible assets, financing cost, net and total income taxes

EBITDA Margin: is calculated by dividing EBITDA by net revenue

EBITDA and EBITDA Margin are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies.

Betterware believes that these non-IFRS financial measures are useful to investors because (i) Betterware uses these measures to analyze its financial results internally and believes they represent a measure of operating profitability and (ii) these measures will serve investors to understand and evaluate Betterware’s EBITDA and provide more tools for their analysis as it makes Betterware’s results comparable to industry peers that also prepare these measures.

Definitions: Operating Metrics

●	Betterware de México (Associates and Distributors)

Avg. Base: Weekly average Associate/Distributor base

EOP Base: Associate/Distributor base at the end of the period

Weekly Churn Rate: Average weekly data. Total Associates/Distributors lost during the period divided by the beginning of the period Associate/Distributor base.

Weekly Activity Rate: Average weekly data. Active Associates/Distributors divided by ending Associate/Distributor base.

Avg. Weekly Order: Average weekly data. Total Revenue divided by number of active Associates/Distributors

●	Jafra (Consultants and Leaders)

Avg. Base: Monthly average Consultant/Leader base

EOP Base: Consultant/Leader base at the end of the period

Monthly Churn Rate (Consultants): Average monthly data. Total Consultants lost during the period divided by the number of active Consultants 4 months prior. A Consultant is terminated only after 4 months of inactivity.

Monthly Churn Rate (Leaders): Average monthly data. Total Leaders lost during the period divided by end of period Leader’s base.

Monthly Activity Rate: Average monthly data. Active Consultants/Leaders divided by the end of period Consultant/Leaders base.

Avg. Monthly Order (Consultants): Average monthly data. Total Catalogue Revenue divided by number of consultant orders.

Avg. Monthly Order (Leaders): Average monthly data. Total Leaders Revenue divided by number of leaders orders.

About Betterware de México, S.A.P.I. de C.V.

Founded in 1995, Betterware de Mexico is the leading direct-to-consumer company in Mexico focused on creating innovative products that solve specific needs regarding organization, practicality, space saving and hygiene within the household. Betterware’s wide product portfolio includes home organization, kitchen, commuting, laundry and cleaning, as well as other categories that include products and solutions for every corner of the household.

The Company has a differentiated two-tier network of distributors and associates that sell their products through twelve catalogs per year. All products are designed by the Company and under the Betterware brand name through its different sources of product innovation. The Company’s state-of-the-art infrastructure allows it to safely and timely deliver its products to every part of the country, backed by the strategic location of its national distribution center. Today, the Company distributes its products in Mexico and Guatemala, and has plans of additional international expansion.

Supported by its asset light business model and its three strategic pillars of Product Innovation, Business Intelligence and Technology, Betterware has been able to achieve sustainable double-digit growth rates by successfully expanding its household penetration and share of wallet.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “plan”, “predict”, “potential”, “seem”, “seek,” “future,” “outlook”, and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The reader should understand that the results obtained may differ from the projections contained in this document and that many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward looking statements. For this reason, the Company assumes no responsibility for any indirect factors or elements beyond its control that might occur inside Mexico or abroad and which might affect the outcome of these projections and encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2020 and any of the Company’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences

The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date hereof. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Further information on risks and uncertainties that may affect the Company’s operations and financial performance, and the forward statements contained herein, is available in the Company’s filings with the SEC. All forward-looking statements are qualified in their entirety by this cautionary statement.

2Q2023 Conference Call

Management will hold a conference call with investors on July 28, 2023, at 8:00 am Central Standard Time (CST)/ 9:00am Eastern Time (EST). For anyone who wishes to join live, the dial-in information is:

Toll Free: 1-877-451-6152

Toll/International: 1-201-389-0879

Conference ID: 13740161

If you wish to listen to the replay of the conference call, please see instructions below:

Toll Free:  1-844-512-2921

Toll/International: 1-412-317-6671

Replay Pin Number: 13740161

Contacts:

Company:

Betterware IR

ir@better.com.mx

+52 (33) 3836 0500 Ext. 2011